UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                          NATIONAL HOLDINGS CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    636375107
                                 (CUSIP Number)

                               Marshall S. Geller
                        St. Cloud Capital Partners, L.P.
                      10866 Wilshire Boulevard, Suite 1450
                          Los Angeles, California 90024
                                 (310) 475-2700
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 20, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC, OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               2,321,583*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,321,583*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        2,321,583*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,321,583*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,321,583*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.12%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IV, PN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 6,521,451 shares of the Company's Common Stock outstanding as of June 20, 2007, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SCGP, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,321,583*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        0*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,321,583*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,321,583*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.12%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 6,521,451 shares of the Company's Common Stock outstanding as of June 20, 2007, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      St. Cloud Capital, LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               0*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,321,583*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        0*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,321,583*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,321,583*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.12%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 6,521,451 shares of the Company's Common Stock outstanding as of June 20, 2007, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 3)

CUSIP NO. 636375107
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Marshall S. Geller
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a) |_|
      (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      AF, PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURUANT TO ITEMS
      2(d) or 2(e)                                                      |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

NUMBER OF               65,050*
SHARES            --------------------------------------------------------------
BENEFICIALLY      8     SHARED VOTING POWER
OWNED BY
EACH                    2,386,633*
REPORTING         --------------------------------------------------------------
PERSON            9     SOLE DISPOSITIVE POWER
WITH
                        65,050*
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,386,633*
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,386,633*
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        |_|

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      29.90%**
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------
* See response to Item 5(a) and Item 5(b).
** Based on 6,521,451 shares of the Company's Common Stock outstanding as of June 20, 2007, as reported by the Company.

                                  SCHEDULE 13D
                                (Amendment No. 3)

Item 1. Security and Issuer.

This Amendment No. 3 amends and supplements the statements on Schedule 13D, as originally filed on January 23, 2006 and amended on September 18, 2006 and February 22, 2007 (the "Schedule 13D") relating to the common stock, par value $.02 per share (the "Common Stock"), of National Holdings Corporation, a Delaware corporation (the "Company" or the "Issuer") and is filed with the Securities and Exchange Commission on behalf of the following persons: (i) St. Cloud Capital Partners, L.P.; (ii) SCGP, LLC; (iii) St. Cloud Capital, LLC; and
(iv) Marshall S. Geller. Except as disclosed herein, there has been no change in the information previously reported in the Schedule 13D. Capitalized terms not defined herein have the meanings ascribed to them in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item No. 3 of Schedule 13D is supplemented and amended by inserting the following at the end thereof:

On June 20, 2007, the Company converted an 11% convertible promissory note held by St. Cloud Partners into an aggregate of 870,750 shares of the Company's common stock, par value $0.02 per share (the "Common Stock"). There was no cost to St. Cloud Partners for this conversion.

Item 4. Purpose of Transaction.

St. Cloud Partners acquired the securities referenced in Item 3 above solely for the purpose of investment.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented by adding thereto the following:

(a) According to the Company, there were 6,521,451 shares of Common Stock outstanding as of June 20, 2007. St. Cloud Partners is the beneficial owner of 2,321,583 shares of Common Stock (including 1,133,333 shares of Common Stock issuable upon conversion of the Company's Series B Convertible Preferred Stock, 255,000 shares of Common Stock issuable upon exercise of the St. Cloud Warrant and 62,500 shares of Common Stock issuable upon exercise of the Warrant), which represents 29.12% of the outstanding shares of Common Stock.

Marshall Geller is the direct owner of 65,050 shares of Common Stock. Such amount includes 10,000 shares issuable upon exercise of a fully-vested stock option and 6,300 shares held in Mr. Geller's IRA. Also, because Mr. Geller is a co-founder and senior manager of SCGP, the general partner of St. Cloud Partners, Mr. Geller may be deemed to own beneficially the 870,750 shares of Common Stock held by St. Cloud and the 1,450,833 shares of Common Stock issuable upon conversion and exercise of the Company securities held by St. Cloud Partners.

(b) St. Cloud Capital Partners, L.P. has the power to direct the vote of 2,321,583 shares of Common Stock and the power to direct the disposition of 2,321,583 shares of Common Stock, assuming conversion and exercise of all Company securities held by it. In Mr. Geller's capacity as a co-founder and senior manager of SCGP, Mr. Geller may be deemed to beneficially own the 2,321,583 shares of Common Stock beneficially owned by St. Cloud Partners and/or SCGP. Mr. Geller also is the direct beneficial owner of 48,750 shares of Common Stock held in his individual capacity, 6,300 shares of Common Stock held in his IRA and he holds a fully-vested stock option for an additional 10,000 shares.

(c) Except as set forth in this Statement, there have been no sales or purchases with respect to the Company's securities effected during the past sixty days by any of the Reporting Persons listed in (a) above.

(d) Not applicable.

(e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2007


                                        St. Cloud Capital Partners, L.P.

                                        By: SCGP, LLC
                                        Its: General Partner

                                        By: S/S MARSHALL S. GELLER
                                            ------------------------------------
                                            Name:  Marshall S. Geller
                                            Title: Senior Managing Member


                                        SCGP, LLC

                                        By: S/S MARSHALL S. GELLER
                                            ------------------------------------
                                            Name:  Marshall S. Geller
                                            Title: Senior Managing Member


                                        St. Cloud Capital, LLC

                                        By: S/S MARSHALL S. GELLER
                                            ------------------------------------
                                            Name:  Marshall S. Geller
                                            Title: Senior Managing Director


                                        S/S MARSHALL S. GELLER
                                        ----------------------------------------
                                        Marshall S. Geller